EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 4/11/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/12/2025	Buy	65,782	6.13
2/13/2025	Buy	8,683	6.13
4/7/2025	Buy	60,476	6.00
4/11/2025	Buy	88,544	5.59